FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2002

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X    Form 40-F
                                      -----

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No  X
                                      -----     -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein as Exhibit 1 is a copy of a Statement No. 28-2002 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on 9th August 2002 regarding TORM's ownership in Dampskibsselskabet "Norden" A/S ("Norden").


          TORM'S TENDER OFFER FOR DAMPSKIBSSELSKABET NORDEN A/S WAS NOT OPEN FOR UNITED STATES PERSONS. TENDER OFFER DOCUMENTS ARE NOT BEING MADE AVAILABLE TO UNITED STATES PERSONS

Exhibit 1
---------

K0benhavns Fondsb0rs
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K

Fax: +45 33 15 61 99
--------------------
Dampskibsselskabet "Norden" A/S
Amaliegade 49
1256 Copenhagen K



9th August 2002    Statement No.  28 - 2002
                   Contact person: N. E. Nielsen, Chairman of the Board
                                   (Phone +45 72270000)
                   Contact person: Klaus Kjaerulff, CEO
                                   (Phone +45 39179200)


Pursuant to Section 29 of the Danish Securities Trading Act we hereby give notice that A/S Dampskibsselskabet TORM owns shares in Dampskibsselskabet "Norden" A/S (Norden), and A/S Dampskibsselskabet TORM's total share holding in the company is now a total of 727,803 shares equal to 30.01% in total of the share capital. This equals 33.35% in total when excluding Norden's treasury shares (10%) as per Norden's announcement on 14th July 2002.



Yours faithfully
A/S Dampskibsselskabet TORM



Klaus Kjaerulff
Chief Executive Officer

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: August 9, 2002                             By: /s/ Klaus Nyborg
                                                     --------------------------
                                                     Klaus Nyborg
                                                     Chief Financial Officer











03810.0001 #343026